Mail Stop 3561

June 30, 2006

Mr. Cody C. Ashwell
Chairman and Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, CA 92081

      RE: **Javo Beverage Company, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2004
              Filed March 31, 2005
              Forms 10-KSB/A for Fiscal Year Ended December 31, 2004
              Filed July 27, 2005 and April 3, 2006
              Forms 10-Q and 10-Q/A for Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
              File No. 0-26897

Dear Mr. Ashwell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                George F. Ohsiek, Jr.
                Branch Chief